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                      [Letterhead of ESL Investments, Inc.]


                                  March 6, 1996


The Board of Directors
c/o Mr. Charles Rickershauser, Chairman
PS Group, Inc.
4370 La Jolla Village Drive
Suite 1050
San Diego, CA  92122

Gentlemen:

     We were disappointed with the proposal by PS Group (the "Company") to restrict the acquisition and sale of shares by existing and potential significant holders of the Company's stock, as contemplated by the recently filed preliminary proxy materials. Although we understand the Board's interest in trying to protect the Company's NOLs, we believe a more pressing concern that should be given priority is the existing gap between the stock's market price and the intrinsic value of the Company. We believe there are many shareholders that share our conviction that the Company should act to reduce this gap by, among other things, making an additional cash distribution to shareholders.

     Representatives of the Company have previously indicated that the primary reasons for the Company to continue to hold its cash were the threat of a US Air bankruptcy and the potential loss of the NOLs. Your current proposal tries to address the issue with respect to the NOLs. We believe that the specter of more 5% holders would go away if your stock were not so cheap relative to the Company's intrinsic value and that the more appropriate way to attack the NOL issue is to take actions to raise the stock price. The threat of a US Air bankruptcy has diminished significantly. Based on publicly available information, US Air has turned around its performance by cutting over $500 million per year in non-labor costs (labor cost reductions are still being pursued), built cash levels to $900 million by the end of 1995 and has indicated that the outlook for the first part of 1996 continues to be favorable. In addition, US Air has begun to have success in sub-leasing their BAe 146 fleet, which includes 10 PS Group planes. According to US Air representatives, they have definitive agreements, letters of intent and deposits for a total of 10 of their BAe 146 planes and are hopeful that the entire fleet will be sub-leased by the end of 1996. In summary, the probabilities of the occurrence of events that would require large outlays of cash by the Company have clearly shifted significantly in the Company's favor and will become more favorable if actions are taken to improve the stock price.

     Based on publicly available information, we believe PS Group should have had $3.00 per share in unrestricted cash and securities at December 31, 1995. In addition, the Company should be able to generate an additional $1.00 per share of unrestricted cash by the end of 1996. An additional cash distribution by the Company at this time of $2.50 per share would return capital to shareholders who can put it to a better use and send an overdue positive signal to the market about the Company's outlook for the future. In addition, the Company should be aggressively pursuing ways to realize value on its existing assets.

     Closing the gap between the Company's stock price and its intrinsic value should be the Board's number one priority. Without any concrete plan expressed by the Company to address this issue, I cannot support the Company's proposal to restrict shareholder rights, as contemplated in the preliminary proxy materials. In light of the foregoing, my current intention would be to vote against the Company's proposal. I would appreciate the opportunity for discussion relating to this issue and others raised in this letter before the Company proceeds with the proxy materials.

     I look forward to your call.

                                       Sincerely,

                                       /s/ Edward S. Lampert
                                       ------------------------------------
                                       Edward S. Lampert